Exhibit 99.4

OFA Group Announces Initial Closing of up to $50 Million Founder-Backed Financing with Greentree Financial Group and TriCore Foundation

Los Angeles, California — November 5, 2025 — OFA Group (Nasdaq: OFAL) (the “Company”), a global design and technology firm integrating artificial intelligence, digital asset infrastructure, and real-world architecture, today announced the initial closing of a private investment in public equity (PIPE) financing of up to $50 million. The PIPE is led by Greentree Financial Group, Inc. and TriCore Foundation, LLC with R.F. Lafferty & Co. acting as the exclusive placement agent.

The participation of TriCore, an investment entity established and funded by the Company’s founders, including Chief Executive Officer Larry Wong and Chief Technology Officer Keith Chong, demonstrates strong alignment between the Company’s leadership and its shareholders. By investing alongside institutional partners on identical terms, the founders have reaffirmed their commitment to the Company’s strategic vision and growth trajectory.

Under the Securities Purchase Agreement, investors, upon approval from the Company’s stockholders, shall purchase a newly created Series A Convertible Preferred Shares across multiple tranches. The proceeds from the PIPE financing will be used to fund ongoing operations, expand OFA Group’s suite of proprietary AI tools, advance the development of its Real World Asset (“RWA”) platform through its subsidiary Hearth Labs, and complete existing architectural and technology projects across North America and Asia.

The financing represents a key component in OFA’s capital markets strategy to expand access to institutional investors and further strengthen OFA Group’s balance sheet ahead of planned growth initiatives. It positions the Company to accelerate execution of its multi-year strategic roadmap, which includes integrating advanced AI models into architectural design, developing blockchain infrastructure for tokenized real-world assets, and scaling its digital asset treasury (DAT) operations.

“The closing of this PIPE represents an important milestone in OFA Group’s evolution aiding in the Company’s commitment to technological innovation, operational excellence, and sustainable value creation for shareholders.,” said Larry Wong, Chief Executive Officer of OFA Group. “Our collaboration with Greentree Financial Group and TriCore Foundation reflects deep confidence in our business model, technology portfolio, and ability to execute across multiple sectors. The proceeds will allow us to continue building AI-powered tools and RWA platforms that connect architecture, finance, and data intelligence in a unified ecosystem.”

Disclaimer on Forward Looking Statements

This news release contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements that are not of historical fact constitute “forward-looking statements” and accordingly, involve estimates, assumptions, forecasts, judgements and uncertainties. Forward-looking statements include, without limitation, the additional closings under the Securities Purchase Agreement for Series A Preferred Stock. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. The Company has attempted to identify forward-looking statements by terminology including ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘intends,’’ ‘‘potential,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘approximately’’ or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors. Any forward-looking statements contained in this release speak only as of its date. The Company undertakes no obligation to update any forward-looking statements contained in this release to reflect events or circumstances occurring after its date or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F Current Reports on Form 6-K filed with the SEC, which are available on the SEC’s website, www.sec.gov.

About OFA Group

OFA Group (Office for Fine Architecture Inc.) is a multidisciplinary design and development enterprise headquartered in Los Angeles with operations across Asia and North America. A registered architectural practice, OFA combines architectural excellence, sustainable innovation, and emerging technologies to deliver transformative solutions in architecture, planning, and real-estate development. The firm’s current initiatives include AI-driven design platforms, digital real asset solutions, and senior housing developments across international markets.

Investor & Media Contact:

Corporate Communications, OFA Group

Email: ir@ofacorp.com

Website: www.ofacorp.com